

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2016

Mail Stop 4561

Michael A. Tew
Chief Executive Officer
CannaSys, Inc.
1350 17th Street, Suite 150
Denver, CO 80202

> **Re: CannaSys, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-209333**
> **Filed February 2, 2016**

Dear Mr. Tew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1.   In your first risk factor, you indicate that federal and federally insured banks do not serve the cannabis industry. Please clarify whether you consider yourself part of the cannabis industry that would be restricted from using federal and federally insured banks, or if you are referring solely to your dispensary customers. To the extent your financial operations are hampered by the restrictions of the banking industry, please revise this risk factor or your MD&A disclosure to clarify how these restrictions have impacted your operations, such as the ability to receive payment for your services or to pay your vendors. To the extent that you must rely on cash transactions, bartering, or security issuances, please clarify the effect on your internal controls over financial reporting.

2.   Please add a risk factor that addresses your liquidity and history of paying for goods and services with equity and the resulting dilution that may occur to existing shareholders should these vendors or partners exercise their warrants or should you continue to pay for goods and services through equity or convertible debt.

3.   Please add a risk factor that addresses your concentration of ownership with management and your unique structure where Mile High Brands will own over 40% of your shares outstanding, but you will own 51% of Mile High Brands. Please highlight any concerns or risks that you may have in controlling the operations of Mile High Brands or any conflicts that may arise due to your ownership structure.

Capitalization, page 14

Dilution, page 15

4.   The information that you present on a post-offering basis in both your Capitalization and Dilution sections are based on the assumption that your common stock will be valued at current market prices, $0.23 per share. In light of the fact that Kodiak Capital may purchase shares at 70% of the lowest daily volume-weighted average price of your common stock for the five consecutive trading days immediately following your delivery of a put notice, please revise your Capitalization and Dilution disclosure to account for the effect this discount may have on your share price.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

5.   Please clarify why you have budgeted $400,000 for debt retirement, as disclosed on page 17, for the next 12 months. We note that you only had $200,000 in notes payable as of September 30, 2015, a $28,000 note to EMS issued in October 2015, and a $50,000 note issued to Kodiak Capital as part of the equity purchase agreement. If you have plans to raise additional debt financing, please describe such plans.

Business

Products, page 21

6.   On page 16, your revenue is described as consisting of software development and consulting services. Please revise to clarify whether you generate material amounts of revenue from any of your products listed on page 21 or through your strategic relationships described on page 22 and 23 that do not involve BumpUp Rewards or

CannalIMS. Also, please describe the consulting services you offer if they generate material amounts of revenue.

7. Please revise to clarify your relationship and licensing agreement with Loyl.me. We note, for example, that you are required to provide them an 8% royalty fee for sales of your version of their platform.

Strategic Relationships, page 22

8. Please clarify whether your acquisition of Mile High Brands is complete, as you disclose on page 22 it will be completed in the first quarter of 2016. If the transaction has not yet closed, please clarify on page 39 in your beneficial ownership table. Further, please provide further details of your joint venture with Mile High Brands, including your agreement to receive 10% of their revenue, whether you will be required to contribute capital to the venture, how the joint venture will operate and how you will control its operations.

Government Regulations, page 24

9. Your disclosures regarding government regulation of the cannabis industry focus on the cannabis industry as it relates to entities that grow, sell, or distribute marijuana or laws related to currency transactions involving these entities. We understand that government regulation that directly affects your customers may indirectly impact your business and business operations as well. Since you do not grow, sell or distribute marijuana products, but only provide ancillary marketing and software services to the cannabis industry, please describe any material laws that specifically govern the conduct of ancillary service providers to the cannabis industry. For example, on page 33, you reference that you were "approved as a registered vendor by the state of Colorado" by the Department of Revenue Marijuana Enforcement Division. Please describe what specific laws required you to register and describe how such laws affect your business and operations.

Management

General, page 35

10. On page 35, you indicate that the term of office of each director expires at the next annual meeting of the stockholders and when his respective successor is elected and qualified. Despite not being required by the OTC Markets, your bylaws, filed as Exhibit 3.2, require an annual meeting of stockholders. We, however, are unable to find any proxy or information statements filed pursuant to Section 14(a) of the Exchange Act in 2015 relating to the election of directors or the holding of an annual meeting or equivalent actions by written consent. Please clarify when your last annual meeting and election of directors was held and when your next meeting and election will occur.

11.   Please clarify the role of Mr. Wollins with your subsidiary, MHB, Inc. ("Mile High Brands"). On page 37, you refer to him as a "founding shareholder" of Mile High Brands. Please clarify if he is an employee, officer, or director of Mile High Brands.

Executive Compensation, page 37

12.   On page 38, you indicate that Messrs. Tew, Jennewine, and Wollins were issued warrants as part of their compensation in 2015. Please revise your summary compensation table to account for these grants and provide an outstanding equity awards at fiscal year-end table, if applicable. Also, please clarify whether the warrants granted to your director Mr. Rogers in December 24, 2015 was related to director compensation. Please refer to Items 402(n)(vi) and (p) of Regulation S-K for further guidance.

Principal Stockholders, page 39

13.   Please disclose the natural persons that have investment and/or voting control over the shares held by Mile High Brands, as required by Rule 13d-3. Also, please clarify whether these shares should also be attributable to your director David Wollins, who is described as a founding shareholder of Mile High Brands, and included in the All Executive Officers and Directors as Group line.

Selling Stockholder, page 42

14.   Please disclose the natural persons that have investment and/or voting control over the shares held by Kodiak Capital.

The Equity Purchase Transaction, page 40

15.   Please revise to clarify that further equity line financing transactions are prohibited without the consent of Kodiak Capital, as described in Section 6.3 of the Equity Purchase Agreement filed as Exhibit 10.21.

Signatures, page II-10

16.   Please provide the signature of your controller or chief accounting officer or, as required by Instruction 1 on page 7 of Form S-1. If Mr. Tew is also your controller or chief accounting officer, please indicate so below his signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman

Branch Chief - Legal
Office of Information
Technologies and Services

cc: Terrell W. Smith, Esq.
       Kruse Landa Maycock & Ricks, PLLC